FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Mallary Richard A.	2. Issuer Name and Ticker or Trading Symbol Gannett Co., Inc. ("GCI")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President/Gannett Television
(Last) (First) (Middle) Gannett Co., Inc. 7950 Jones Branch Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 29, 2002
(Street) McLean, VA 22107		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	12/09/01		M4	5	A
Common Stock	12/09/01		F4	5	D	$68.22
Common Stock	01/04/02		G	150	D		429	D
Common Stock							77.60(1)	D
Common Stock							1,801.813(2)	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$65.95	05/07/01		A5	3,000		(3)	12/05/10	Common Stock	3,000		3,000	D
Stock Incentive Rights		12/09/01		M4		200	12/09/01	12/09/01	Common Stock	200		0	D
Phantom Stock	1-for-1	12/09/01		M4	195		Immed.		Common Stock	195
Phantom Stock	1-for-1	02/21/01		A5	444.444		Immed.		Common Stock	444.444	$67.50
Phantom Stock	1-for-1	(4)		A	1,443.497		Immed.		Common Stock	1,443.497	(4)	4,362.630(5)	D

Explanation of Responses:

(1) These shares are held in the Issuer's Dividend Reinvestment Plan.
(2) The information in this report is based on a plan statement dated as of September 30, 2002.
(3) The option vests in four equal annual installments beginning on December 5, 2001.
(4) Acquired on various dates between December 31, 2001 and August 29, 2002 pursuant to Issuer's Deferred Compensation Plan, at prices ranging from $69.2302 to $77.68 per share.
(5) Prior Forms 4 and 5 reported shares held under the Issuer's Deferred Compensation Plan in Table I, as Common Stock. These shares are now reported in Table II, Column 9 of this Form 5, as Phantom Stock.

By: /s/ Richard A. Mallary **Signature of Reporting Person	February 7, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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